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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

                                                        Paris, December 17, 2004


                     NOT FOR DISTRIBUTION IN CANADA OR JAPAN

     Vivendi Universal successfully sells 15% of Veolia Environnement for a total gross amount of 1.5 billion euros

Vivendi Universal today announced the placing of 10% of Veolia Environnement (40,438,986 shares) under an Accelerated Book Building ("ABB") procedure. Investors gave a very favorable reception to this placing, which closed this morning due to the high level of demand.
The ABB price was 24.65 euros per Veolia Environnement share, representing total proceeds of 996.8 million euros; i.e., a 2.8% premium when compared to the closing price of Veolia Environnement's share on December 8, 2004.

Vivendi Universal also reiterates that it will sell:

     1) 2% of the capital of Veolia Environnement (8,128,440 shares) to Veolia Environnement, on December 29, 2004, subject to the non-exercise of call options granted by Vivendi Universal to certain institutional shareholders of Veolia Environnement. This sale would take place at the December 8, 2004 Veolia Environnement share closing price of 23.97 euros per share (according to French regulations); i.e., a total amount of 194.8 million euros.

     2) 3% of the capital of Veolia Environnement (12,395,871 shares) to Societe Generale, at the ABB price. This sale forms part of a derivatives transaction that will enable Vivendi Universal to obtain the entire future capital gain on 5% of Veolia Environnement while capping its risk of capital loss at 3%, calculated relative to the ABB price and for a period of 3 years. This sale amounts to 305.5 million euros.

As a result and subject to the non-exercise of call options granted by Vivendi Universal to certain institutional shareholders of Veolia Environnement, by 29 December 2004 Vivendi Universal will receive proceeds of 1,497.1 million euros for these transactions.
The associated capital gain will be offset against Vivendi Universal's current capital losses and will, therefore, not result in a cash capital gain tax. At end of 2004, the Group's net debt will be approximately 4 billion euros.

Upon completion of these transactions, Vivendi Universal will own 5.3% of Veolia Environnement (subject to the non-exercise of call options granted by Vivendi Universal), and will be entitled to any potential capital gains on shares over an additional 5% of Veolia Environnement for a 3-year period.
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Important disclaimer:

The material set forth herein is for informational purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This is not an offer of securities for sale in the United States. The shares of Veolia Environnement (the "Shares") have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration requirements.

This offer does not constitute a public offering in France within the meaning of Article L.411-1 of the Code Monetaire et Financier, and has thus not been submitted to the Autorite des marches financiers for prior approval and clearance procedure. It shall only be made in France to qualified investors (investisseurs qualifies) as defined in and in accordance with Article L.411-2 of the Code Monetaire et Financier and Decree no. 98-880 dated 1 October 1998.

This is not an offer of securities for sale in the United States. The shares of Veolia Environnement (the "Shares") may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act"), or an exemption from such registration. Vivendi Universal does not intend to register any portion of the Shares under the Securities Act or to conduct a public offering of the Shares in the United States.

In the United Kingdom, this press release is directed only at (i) persons who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Financial Promotion Order"), (ii) persons who fall within any of the categories of persons described in Article 49 of the Financial Promotion Order or (iii) any other persons to whom it may otherwise lawfully be made. Persons of any other description should not act upon this document.

The documents relating to the offer described in this press release have not been submitted to the clearance procedures of Commissione Nazionale per le Societa e la Borsa (CONSOB) and are not directed to investors resident in Italy. No interests in the shares are being offered, sold, purchased or delivered, no consent is being solicited and neither the documents relating to this offer nor any other offering or publicity material relating to the offer described in this press release or the share is or will be distributed to investors who are Italian residents or who are located in Italy by Vivendi Universal or any of the Dealer Managers or any other person acting on its or their behalf. Accordingly, investors are hereby notified that, to the extent such holders are Italian residents or are located in Italy, the offer described in this press release is not available to them and, as such, any electronic acceptance instruction or any other acceptance instruction in whatever form received from such persons shall be void.

The attention of investors is drawn on the fact that Societe Generale has reserved the possibility to actively manage its position on Veolia Environnement shares (by way of sale or purchase) in relation to the above transactions.